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                                                                Exhibit 99(a)(5)

              VESTAR CAPITAL AND GOLDNER HAWN COMPLETE $800 MILLION
                   TRANSACTION TO TAKE MICHAEL FOODS PRIVATE

                  DEAL INCLUDES $200 MILLION OF HIGH-YIELD DEBT

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MINNEAPOLIS, April 10 - Michael Foods, Inc. (Nasdaq\NMS:MIKL) today announced the completion of a transaction by which the Company becomes privately-held, controlled by the present management group, led by the Company's Chairman, President and Chief Executive Officer Gregg A. Ostrander, affiliates of the Michael family, and affiliates of Vestar Capital Partners (Vestar Capital) and Goldner Hawn Johnson & Morrison (GHJ&M). The merger agreement, announced on December 21, 2000, provided for the acquisition of the Company for $30.10 per share in cash. With debt assumed at closing and stock option consideration, the total value of the transaction is approximately $800 million.

         The transaction was financed in part by a successful $200 million high-yield debt issue underwritten by Banc of America Securities and Bear, Stearns & Co., Inc. The balance of the debt financing took the form of bank loans, also underwritten by Banc of America and Bear, Stearns. Vestar Capital and GHJ&M provided approximately $175 million of the $225 million equity contribution, with the Michael family and the management group contributing the balance.

         Mr. Ostrander commented, "We are pleased to have successfully completed this transaction and look forward to executing our plans for growth and developing all of our businesses as a private company. We believe this transaction will bring important opportunities to our employees, partners, and customers. We are also excited to have the continued involvement of the Michael family and the support of our new partners at Vestar Capital and Goldner Hawn Johnson & Morrison."

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         James P. Kelley, a managing director of Vestar Capital, commented,
"Michael Foods is a great franchise with exciting opportunities in each of its businesses. I think the strength of the company and the quality of management were evidenced by our ability to achieve such a successful high-yield debt financing in a generally difficult market. The company's prospects are further enhanced by management's new role as substantial owners."

         The Company's shareholders should anticipate receiving a letter of transmittal from the paying agent, Wells Fargo Shareowner Services, shortly. The letter will describe the process for exchanging share certificates for the merger consideration.

         Michael Foods, Inc., based in Minneapolis, is the world's largest producer of value-added egg products, which are sold through foodservice, industrial and retail distribution channels. The Company is also a leading supplier of processed dairy products, including aseptic creamers and soft serve ice cream mix, as well as high quality refrigerated potato products distributed at retail under the Simply Potatoes(R) and Diner's Choice(R) brand names. During the most recent year, Michael Foods generated approximately $1.1 billion in net sales.

         Vestar Capital Partners is a leading investment firm specializing in management buyouts, recapitalizations and growth capital investments. Vestar invests, as partners with management teams, in high quality, middle market companies. Since the firm's founding in 1988, Vestar has completed over thirty investments in companies with a total value exceeding $11 billion. This transaction is Vestar's fifth successful going private transaction during the last two years. Vestar currently manages committed equity capital of approximately $4 billion and has offices in New York, Denver, Paris and Milan.

         Goldner Hawn Johnson & Morrison is a private equity investment firm based in Minneapolis. The firm was founded in 1989 and has successfully completed more than 20 investments through four funds, with a total transaction value in excess of $1 billion.

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04-10-01